UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Gulf Coast Ultra Deep Royalty Trust
(Name of Issuer)

Royalty Trust Units
(Title of Class of Securities)

40222T104
(CUSIP Number)

June 5, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

       [   ] Rule 13d-1(b)
       [X] Rule 13d-1(c)
       [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40222T104

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

Mount Kellett Capital Management LP

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

(3) SEC Use Only

(4) Citizenship or Place of Organization: State of Delaware

Number of Shares
Beneficially Owned	(5) Sole Voting Power:	23,838,204*
by Each Reporting	(6) Shared Voting Power:	None
Person With	(7) Sole Dispositive Power:	23,838,204*
	(8) Shared Dispositive Power:	None

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 23,838,204*

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not applicable

(11) Percent of Class Represented by Amount in Row (9): 10.4%*

(12) Type of Reporting Person (See Instructions): IA

*As of June 5, 2013, the date of the event which required the filing of this Schedule 13G (the “Event Date”), certain funds and managed accounts (collectively, the “Funds”) affiliated with Mount Kellett Capital Management LP, a Delaware limited partnership (the “Reporting Person”), held an aggregate of 19,076,105 units (the “Royalty Trust Units”) representing beneficial interests in the Gulf Coast Ultra Deep Royalty Trust, a Delaware statutory trust (the “Trust”).  The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of the Royalty Trust Units held by the Funds.  Based on the Trust’s prospectus filed with the U.S. Securities and Exchange Commission on June 5, 2013, as of June 3, 2013, there were 230,172,696 Royalty Trust Units issued and outstanding.   Subsequent to the Event Date and prior to the date of the filing of this Schedule 13G (the “Reporting Date”), the Funds acquired an additional 4,762,099 Royalty Trust Units.   Accordingly, as of the Reporting Date, for the purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, the Reporting Person is deemed to beneficially own 23,838,204 Royalty Trust Units, or 10.4% of the Royalty Trust Units deemed issued and outstanding.

CUSIP No. 40222T104

Item 1(a) Name Of Issuer: Gulf Coast Ultra Deep Royalty Trust

Item 1(b) Address of Issuer’s Principal Executive Offices:

c/o The Bank of New York Mellon Trust Company, N.A., as trustee
Institutional Trust Services
919 Congress Avenue, Suite 500
Austin, Texas 78701

Item 2(a) Name of Person Filing: Mount Kellett Capital Management LP

Item 2(b) Address of Principal Business Office or, if None, Residence:

623 Fifth Avenue, 18th Floor
New York, New York 10022

Item 2(c) Citizenship: State of Delaware

Item 2(d) Title of Class of Securities: Royalty Trust Units

Item 2(e) CUSIP No.: 40222T104

Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not applicable.

CUSIP No. 40222T104

Item 4. Ownership.

(a) Amount Beneficially Owned:	23,838,204*

(b) Percent of Class:	10.4%*

(c) Number of Shares as to which such person has:

(i) sole power to vote or to direct the vote:	23,838,204*

(ii) shared power to vote or to direct the vote:	0

(iii) sole power to dispose or to direct the disposition of:	23,838,204*

(iv) shared power to dispose or to direct the disposition of:	0

*As of June 5, 2013, the date of the event which required the filing of this Schedule 13G (the “Event Date”), certain funds and managed accounts (collectively, the “Funds”) affiliated with Mount Kellett Capital Management LP, a Delaware limited partnership (the “Reporting Person”), held an aggregate of 19,076,105 units (the “Royalty Trust Units”) representing beneficial interests in the Gulf Coast Ultra Deep Royalty Trust, a Delaware statutory trust (the “Trust”).  The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of the Royalty Trust Units held by the Funds.  Based on the Trust’s prospectus filed with the U.S. Securities and Exchange Commission on June 5, 2013, as of June 3, 2013, there were 230,172,696 Royalty Trust Units issued and outstanding.   Subsequent to the Event Date and prior to the date of the filing of this Schedule 13G (the “Reporting Date”), the Funds acquired an additional 4,762,099 Royalty Trust Units.   Accordingly, as of the Reporting Date, for the purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, the Reporting Person is deemed to beneficially own 23,838,204 Royalty Trust Units, or 10.4% of the Royalty Trust Units deemed issued and outstanding.

CUSIP No. 40222T104

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 40222T104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2013

MOUNT KELLETT CAPITAL MANAGEMENT LP

By:	Mount Kellett Capital Management GP LLC,
its general partner

By:	/s/ Jonathan Fiorello
Jonathan Fiorello
Chief Operating Officer

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)